Exhibit 99.1

February 27, 2017	Analyst Contact:	Megan Patterson 918-561-5325
	Media Contact:	Stephanie Higgins 918-591-5026

ONEOK Announces Higher
Fourth-quarter and Full-year 2016 Financial Results

TULSA, Okla. - Feb. 27, 2017 - ONEOK, Inc. (NYSE: OKE) today announced fourth-quarter and full-year 2016 financial results.

SUMMARY

•
Full-year 2016 net income attributable to ONEOK and adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) increased 44 and 17 percent, respectively, compared with 2015;

•	Full-year 2016 dividend coverage ratio was 1.31;

•	The natural gas gathering and processing segment’s average fee rate increased to 76 cents in 2016, compared with 44 cents in 2015; and

•	Full-year 2016 natural gas volumes processed increased 12 percent and natural gas liquids (NGL) volumes fractionated increased 6 percent, compared with 2015.

FOURTH-QUARTER AND FULL-YEAR 2016 FINANCIAL HIGHLIGHTS

	Three Months Ended		Years Ended
	December 31,		December 31,
ONEOK	2016	2015	2016	2015
	(Millions of dollars, except per share and coverage ratio amounts)
Net income attributable to ONEOK (a)	$90.5	$25.5	$352.0	$245.0
Net income per diluted share (a)	$0.43	$0.12	$1.66	$1.16
Adjusted EBITDA (b)	$469.0	$448.4	$1,828.7	$1,560.3
Distributions declared from ONEOK Partners	$197.5	$197.5	$790.0	$735.3
Cash flow available for dividends (b)	$171.1	$166.6	$680.0	$641.3
Dividend coverage ratio (b)	1.32	1.29	1.31	1.26
(a) Amounts include noncash impairment charges at ONEOK Partners of $264.3 million, or 33 cents per diluted share, in the fourth quarter 2015.
(b) Adjusted EBITDA; cash flow available for dividends and dividend coverage ratio are non-GAAP measures. Reconciliations to relevant GAAP measures are attached to this news release.

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

“ONEOK reported strong 2016 financial performance as a result of ONEOK Partners’ adjusted EBITDA increasing nearly 18 percent compared with 2015, driven by higher fee-based earnings in all three business segments,” said Terry K. Spencer, president and chief executive officer of ONEOK and ONEOK Partners. “ONEOK maintained its healthy dividend coverage throughout 2016, ending with full-year coverage of 1.31 times and approximately $250 million in cash.
“The natural gas gathering and processing segment’s 2016 adjusted EBITDA increased 40 percent compared with 2015, driven by higher average fee rates from contract restructuring efforts primarily completed in 2015 and benefiting 2016 earnings,” continued Spencer. “The natural gas liquids and natural gas pipelines segments also reported higher full-year 2016 results, largely from increased fee-based exchange and transportation services, respectively. Higher natural gas volumes processed and higher natural gas liquids (NGL) volumes fractioned also helped increase full-year 2016 earnings.
“We experienced lower than expected natural gas and NGL volumes in the fourth quarter primarily due to increased ethane rejection and severe winter weather in the Williston Basin and Mid-Continent in December, impacting 2016 results by an estimated $15 million,” he continued. “However, despite weather impacts, natural gas volumes processed continued to increase in the fourth quarter, compared with the third quarter 2016. While heavy snowfall and severe weather in the Williston Basin impacted our operations early in the first quarter of 2017, February volumes have rebounded significantly.
    “Looking ahead to the remainder of 2017, we are well-positioned to capture future increases in NGL transportation and fractionation volumes due to increased demand from the petrochemical industry and NGL export activity without significant capital spending,” said Spencer. “ONEOK’s 2017 guidance expectations already take into account the weather impacts experienced in late 2016 and in early 2017.
“Increased producer activity across our operating footprint is expected to benefit all three business segments in 2017,” Spencer continued. “Our natural gas gathering and processing and natural gas liquids segments are well-positioned to capture anticipated increases in volumes from the highly productive STACK and SCOOP areas in Oklahoma, and the Permian Basin in West Texas.
“The recently announced transaction with ONEOK Partners, which we expect to close in the second quarter of 2017, positions our businesses for continued growth,” Spencer concluded. “As a company with access to a more liquid equity market, ONEOK will be better able to fund its future capital needs over the long-term as we continue expanding our footprint in the active basins we serve and continue growing as one of North America’s largest midstream service providers.”

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

FOURTH-QUARTER AND FULL-YEAR 2016 FINANCIAL PERFORMANCE

ONEOK Partners’ (NYSE: OKS) integrated asset footprint across multiple NGL-rich shale plays continues to drive growth across all three business segments. Producer activity continued to increase during the fourth quarter 2016, specifically in the STACK and SCOOP plays in Oklahoma and in the Williston and Permian basins, where ONEOK Partners has a strong natural gas and NGL asset position.

ONEOK’s fourth-quarter and full-year 2016 operating income increased 36 and 29 percent, respectively, compared with the same periods in 2015, benefiting from higher NGL and natural gas volumes from completed capital-growth projects, new natural gas processing plant connections to the partnership’s natural gas liquids system and higher average fee rates in the natural gas gathering and processing segment.

All three business segments reported higher full-year 2016 adjusted EBITDA, compared with 2015, primarily from increased fee-based services across the partnership’s footprint.

	Three Months Ended		Years Ended
	December 31,		December 31,
ONEOK	2016	2015	2016	2015
	(Millions of dollars)
Operating income	$329.6	$242.0	$1,285.7	$996.2
Operating costs	$204.1	$184.8	$757.2	$693.3
Depreciation and amortization	$(99.3)	$(93.4)	$(391.6)	$(354.6)
Impairment of long-lived assets	$—	$(83.7)	$—	$(83.7)
Equity in net earnings from investments	$39.2	$32.1	$139.7	$125.3
Impairment of equity investments	$—	$(180.6)	$—	$(180.6)
Adjusted EBITDA	$469.0	$448.4	$1,828.7	$1,560.3
Capital expenditures	$133.1	$258.0	$624.6	$1,188.3

Higher fourth-quarter and full-year 2016 results primarily benefited from:

•	Higher average fee rates resulting from contract restructuring in the natural gas gathering and processing segment;

•
Higher NGL fee-based exchange-services revenues, primarily from recently connected natural gas processing plants in the Williston Basin and increased Mid-Continent volumes gathered in the STACK and SCOOP plays, offset partially by lower volumes due to the impact of severe weather and increased ethane rejection in December 2016, and lower rates on the West Texas LPG system;

•	Natural gas volume growth in the Williston Basin; and

•	Higher firm demand charge transportation revenues in the natural gas pipelines segment.

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

Operating costs increased in the three-month and full-year 2016 periods, compared with the same periods in 2015, due primarily to higher labor costs associated with the growth of ONEOK Partners’ operations, higher employee-related costs associated with incentive and medical benefit plans and higher costs associated with noncash mark-to-market of a share-based deferred compensation plan due to the increase in ONEOK’s share price.

Capital expenditures decreased in the three-month and full-year 2016 periods, compared with the same periods in 2015, due to projects placed in service and proactive spending reductions to align with customer needs.

EARNINGS PRESENTATION AND KEY STATISTICS:

Additional financial and operating information that will be discussed on the fourth-quarter and year-end 2016 conference call is accessible on the ONEOK and ONEOK Partners websites, www.oneok.com and www.oneokpartners.com, or by selecting the links below.

> View earnings presentation

> View earnings tables

ONEOK AND ONEOK PARTNERS HIGHLIGHTS:

ONEOK:

•
Announcing on Feb. 1, 2017, an agreement to acquire the outstanding common units of ONEOK Partners it does not already own for $9.3 billion in ONEOK common stock and announcing an expected dividend increase to 74.5 cents per share for the first quarterly dividend following the close of the acquisition;

•	Reporting full-year 2016 net income attributable to ONEOK that increased 44 percent compared with 2015;

•	Receiving $428.8 million in distributions from the company's general partner interest and $361.2 million in distributions from the company’s limited partner interests in ONEOK Partners in 2016;

•	Having $248.5 million of cash and cash equivalents and $298.9 million of capacity available under its $300 million credit agreement, on a stand-alone basis, as of Dec. 31, 2016; and

•	Declaring in January 2017 a fourth-quarter 2016 dividend of 61.5 cents per share, or $2.46 per share on an annualized basis.

ONEOK Partners:

•	Reporting full-year 2016 net income attributable to ONEOK Partners and adjusted EBITDA increases of 81 and 18 percent, respectively, compared with 2015;

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

•	Reporting fourth-quarter and year-end 2016 distribution coverage ratios of 1.03 times and 1.09 times, respectively;

•	Announcing an expansion project on the ONEOK Gas Transmission Pipeline in Oklahoma’s STACK play with a firm commitment secured for 100 million cubic feet per day (MMcf/d) of additional capacity;

•	Continuing to reduce leverage and achieving a GAAP debt-to EBITDA ratio of 4.2 times as of Dec. 31, 2016; and

•	Declaring in January 2017 a fourth-quarter 2016 distribution of 79 cents per unit, or $3.16 per unit on an annualized basis.

BUSINESS-SEGMENT RESULTS:

Key financial and operating statistics are listed on page 20 in the tables.

Natural Gas Liquids Segment

The natural gas liquids segment’s full-year 2016 adjusted EBITDA increased 11 percent compared with 2015, benefiting from new natural gas processing plant connections and increased ethane recovery. The segment connected six new natural gas processing plants to its system during the year, including the partnership’s Bear Creek plant in the Williston Basin and five third-party connections - two each in the Williston Basin and Mid-Continent and one in the Permian Basin. Growing producer activity in these basins continues to increase the need for NGL takeaway options, particularly in the Permian Basin and in the STACK play in Oklahoma where the partnership is well-positioned as the primary NGL transportation provider.

Full-year 2016 NGLs fractionated increased 6 percent, compared with 2015 due to increased volumes from new plant connections, increased ethane recovery and increased Mid-Continent volumes gathered in the STACK and SCOOP areas. Fourth-quarter 2016 NGLs fractionated remained relatively unchanged compared with the fourth quarter 2015. NGLs transported on gathering lines decreased 7 percent in the fourth quarter 2016 compared with the fourth quarter 2015 and full-year 2016 volumes gathered remained essentially unchanged compared with 2015 due to decreased volumes on the West Texas LPG pipeline system and decreased Mid-Continent volumes gathered from the Barnett Shale due to lower short-term contracted volumes and the impact of severe weather on gathered volumes.

	Three Months Ended		Years Ended
	December 31,		December 31,
Natural Gas Liquids Segment	2016	2015	2016	2015
	(Millions of dollars)
Adjusted EBITDA	$253.6	$279.3	$1,079.6	$972.3
Capital expenditures	$20.4	$40.7	$105.9	$226.1

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

The decrease in fourth-quarter 2016 adjusted EBITDA, compared with the fourth quarter 2015, primarily reflects:

•
A $13.2 million decrease in exchange services due to lower short-term contracted volumes in the Mid-Continent, lower volumes and rates on the West Texas LPG pipeline system, lower volumes in the Barnett Shale and Granite Wash regions, lower revenues from minimum volume obligations, and the impact of severe weather and increased ethane rejection in December 2016; offset partially by higher Williston Basin volumes from recently connected natural gas processing plants;

•	A $13.2 million decrease in optimization and marketing activities due primarily to narrower marketing product price differentials in 2016; and

•
A $10.5 million increase in operating costs due primarily to higher employee-related costs associated with incentive and medical benefit plans, and higher materials and outside services expenses; offset partially by

•	A $4.4 million increase from higher isomerization volumes; and

•	A $2.7 million increase due to the impact of operational measurement gains in 2016 and operational measurement losses in 2015.

The increase in adjusted EBITDA for the full-year 2016, compared with 2015, primarily reflects:

•
A $90.0 million increase in exchange services due to increased exchange service volumes from recently connected natural gas processing plants primarily in the Williston Basin, increased Mid-Continent volumes gathered in the STACK and SCOOP areas and increased ethane recovery primarily in the Williston Basin to maintain downstream NGL product specifications; offset partially by lower volumes and rates on the West Texas LPG pipeline system and the impact of weather across the partnership’s system in December 2016;

•	A $15.8 million increase in equity in net earnings from investments due primarily to higher volumes delivered to the Overland Pass Pipeline from the Bakken NGL Pipeline;

•
A $13.8 million increase in transportation and storage services due to higher storage and terminaling revenue in the Gulf Coast and revenues from minimum volume obligations on the North System Pipeline;

•	An $8.4 million increase from higher isomerization volumes; and

•	A $4.3 million increase due to the impact of operational measurement gains in 2016 and operational measurement losses in 2015; offset partially by

•	A $13.8 million decrease from decreased marketing activities due primarily to narrower product price differentials, offset partially by higher optimization volumes; and

•	A $13.1 million increase in operating costs due primarily to higher employee-related costs associated with incentive and medical benefit plans.

Capital expenditures decreased for the three-month and full-year 2016 periods, compared

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

with the same periods in 2015, due primarily to projects placed in service and proactive spending reductions to align with customer needs.

Natural Gas Gathering and Processing Segment

The natural gas gathering and processing segment’s fourth-quarter and full-year 2016 adjusted EBITDA increased 30 and 40 percent, respectively, compared with the same periods in 2015. The segment’s strong financial results were driven by higher average fee rates from contract restructuring efforts and continued volume growth in the Rocky Mountain region from recently completed capital-growth projects.

The segment’s average fee rate for the fourth quarter 2016 was 84 cents, compared with 55 cents in the fourth quarter 2015. The full-year 2016 fee rate averaged 76 cents, compared with 44 cents in 2015.

Fourth-quarter and full-year 2016 natural gas volumes processed increased 2 and 12 percent, respectively, compared with the same periods in 2015, primarily due to recently completed capital-growth projects in the Rocky Mountain region. Volume growth was offset partially by natural production declines in the Mid-Continent and the impact of weather in the Williston Basin in December 2016.

	Three Months Ended		Years Ended
	December 31,		December 31,
Natural Gas Gathering and Processing Segment	2016	2015	2016	2015
	(Millions of dollars)
Adjusted EBITDA	$126.6	$97.3	$446.8	$318.6
Capital expenditures	$84.7	$195.3	$410.5	$887.9

Fourth-quarter 2016 adjusted EBITDA increased, compared with the fourth quarter 2015, which primarily reflects:

•
A $37.8 million increase due primarily to restructured contracts resulting in higher average fee rates, offset partially by a lower percentage of proceeds (POP) retained from the sale of commodities under POP with fee contracts; and

•	An $8.0 million increase due to contract settlements; offset partially by

•	An $11.7 million decrease due to lower net realized NGL and natural gas prices.

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

The increase in adjusted EBITDA for the full-year 2016, compared with 2015, primarily reflects:

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A $144.3 million increase due primarily to restructured contracts resulting in higher average fee rates, offset partially by a lower percentage of proceeds retained from the sale of commodities under POP with fee contracts;

•
A $92.2 million increase due primarily to natural gas volume growth in the Rocky Mountain region, offset partially by volume declines in the Mid-Continent and the impact of weather in the Williston Basin in December 2016; and

•	An $8.0 million increase due to contract settlements; offset partially by

•	A $91.9 million decrease due primarily to lower net realized NGL and natural gas prices;

•
A $13.2 million increase in operating costs due primarily to the growth of the partnership’s operations resulting from completed capital-growth projects and higher employee-related costs associated with incentive and medical benefit plans;

•	A $7.2 million decrease in equity in net earnings from investments primarily in the coal-bed methane area of the Powder River Basin; and

•	A $4.0 million decrease due primarily to increased ethane recovery to maintain downstream NGL product specifications.

Capital expenditures decreased for the three-month and full-year 2016 periods, compared with the same periods in 2015, due to projects placed in service and proactive spending reductions to align with customer needs in 2016.

The following table contains equity-volume information for the periods indicated:

	Three Months Ended		Years Ended
	December 31,		December 31,
Equity-Volume Information (a)	2016	2015	2016	2015
NGL sales - including ethane (MBbl/d)	12.5	20.5	14.6	20.9
Condensate sales (MBbl/d)	2.4	2.4	2.4	2.8
Residue natural gas sales (BBtu/d)	76.1	120.3	80.0	136.2
(a) - Includes volumes for consolidated entities only.

The natural gas gathering and processing segment has restructured a portion of its percent-of-proceeds with fee contracts to include significantly higher fees, which reduced its 2016 equity volumes and the related commodity price exposure compared with 2015.

Natural Gas Pipelines Segment

The natural gas pipelines segment’s fourth-quarter and full-year 2016 adjusted EBITDA increased 22 and 14 percent, respectively, compared with the same periods in 2015. The segment

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

continues to benefit from higher fee-based earnings driven by increased firm demand charge contracted capacity and capital-growth projects placed in service.

The segment recently announced an expansion of the ONEOK Gas Transmission Pipeline which consists of adding compressor facilities to allow for additional takeaway out of the STACK play in Oklahoma. The partnership has secured a firm commitment for 100 MMcf/d of capacity on the pipeline with the potential for additional producer commitments. The expansion is expected to be complete in the second quarter 2018.

	Three Months Ended		Years Ended
	December 31,		December 31,
Natural Gas Pipelines Segment	2016	2015	2016	2015
	(Millions of dollars)
Adjusted EBITDA	$89.9	$73.9	$313.1	$275.0
Capital expenditures	$24.6	$18.3	$96.3	$58.2

Fourth-quarter 2016 adjusted EBITDA increased, compared with the fourth quarter 2015, which primarily reflects:

•	An $11.4 million increase from higher transportation services due primarily to increased firm demand charge capacity contracted;

•	A $7.0 million increase from higher net retained fuel due primarily to higher throughput and the associated natural gas volumes retained and higher equity natural gas sales; and

•	A $6.6 million increase in equity in net earnings from investments due primarily to higher firm transportation on the Northern Border and Roadrunner Gas Transmission pipelines; offset partially by

•	A $4.0 million increase in operating costs due primarily to higher employee related costs associated with incentive and medical benefit plans.

The increase in adjusted EBITDA for the full-year 2016, compared with 2015, primarily reflects:

•	A $28.5 million increase from higher transportation services due primarily to increased firm demand charge capacity contracted;

•	A $9.3 million increase from higher net retained fuel due to higher throughput and higher equity natural gas sales related to transportation and storage services;

•	A $6.6 million increase due to higher natural gas storage services as a result of increased storage rates and the increased sales of excess natural gas in storage; and

•
A $5.7 million increase in equity in net earnings from investments due primarily to higher firm transportation revenues on the Northern Border and Roadrunner Gas Transmission pipelines; offset partially by

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

•	A $9.9 million increase in operating costs due primarily to increased employee-related costs associated with incentive and medical benefit plans and higher property taxes.

Capital expenditures increased in the three-month and full-year 2016 periods, compared with the same periods in 2015, due primarily to pipeline expansion projects.

EARNINGS CONFERENCE CALL AND WEBCAST:

ONEOK and ONEOK Partners executive management will conduct a joint conference call at 11 a.m. Eastern Standard Time (10 a.m. Central Standard Time) on Feb. 28, 2017. The call also will be carried live on ONEOK’s and ONEOK Partners’ websites.

To participate in the telephone conference call, dial 888-297-0339, pass code 8270677, or log on to www.oneok.com or www.oneokpartners.com.

If you are unable to participate in the conference call or the webcast, the replay will be available on ONEOK’s website, www.oneok.com, and ONEOK Partners’ website, www.oneokpartners.com, for 30 days. A recording will be available by phone for seven days. The playback call may be accessed at 888-203-1112, pass code 8270677.

LINKS TO EARNINGS TABLES AND PRESENTATION:

Tables:
http://ir.oneok.com/~/media/Files/O/OneOK-IR/financial-reports/2016/q4-2016-earnings-press-release.pdf

Presentation:
http://ir.oneok.com/~/media/Files/O/OneOK-IR/events-presentation/q4-2016-earnings-presentation.pdf

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

NON-GAAP (GENERALLY ACCEPTED ACCOUNTING PRINCIPLES) FINANCIAL MEASURE:

ONEOK has disclosed in this news release adjusted EBITDA, cash flow available for dividends, free cash flow and dividend coverage ratio, and ONEOK Partners distributable cash flow and distribution coverage ratio, which are non-GAAP financial metrics, used to measure the company’s financial performance and are defined as follows:

•
Adjusted EBITDA is defined as net income adjusted for interest expense, net of capitalized interest, depreciation and amortization, impairment charges, income taxes and allowance for equity funds used during construction and certain other noncash items;

•
Cash flow available for dividends is defined as cash distributions declared from ONEOK’s ownership in ONEOK Partners adjusted for ONEOK’s standalone interest expense, corporate expenses, excluding certain noncash items, payments related to released contracts from ONEOK’s former energy services business, capital expenditures and equity compensation reimbursed by ONEOK Partners;

•	Free cash flow is defined as cash flow available for dividends, computed as described above, less ONEOK’s dividends declared;

•	Dividend coverage ratio is defined as cash flow available for dividends divided by the dividends declared for the period;

•
Distributable cash flow is defined as ONEOK Partners adjusted EBITDA, computed as described above, less interest expense, maintenance capital expenditures and equity earnings from investments, excluding noncash impairment charges, adjusted for cash distributions received and certain other items; and

•
Cash distribution coverage ratio is defined as ONEOK Partners distributable cash flow to limited partners per limited partner unit divided by the distribution declared per limited partner unit for the period.

These non-GAAP financial measures described above are useful to investors because they are used by many companies in the industry as a measurement of financial performance and are commonly employed by financial analysts and others to evaluate our financial performance and to compare our financial performance with the performance of other companies within our industry. Adjusted EBITDA, ONEOK cash flow available for dividends, free cash flow and dividend coverage ratio, and ONEOK Partners distributable cash flow and distribution coverage ratio, should not be considered in isolation or as a substitute for net income or any other measure of financial performance presented in accordance with GAAP.

These non-GAAP financial measures exclude some, but not all, items that affect net income. Additionally, these calculations may not be comparable with similarly titled measures of other companies. Reconciliations of adjusted EBITDA, cash flow available for dividends and free cash flow to net income, and ONEOK Partners adjusted EBITDA, distributable cash flow and cash distribution coverage ratio to ONEOK Partners net income, are included in the tables.

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

ONEOK, Inc. (pronounced ONE-OAK) (NYSE: OKE) is the general partner and as of Dec. 31, 2016, owns 41.2 percent of ONEOK Partners, L.P. (NYSE: OKS), one of the largest publicly traded master limited partnerships, which owns one of the nation's premier natural gas liquids (NGL) systems, connecting NGL supply in the Mid-Continent, Permian and Rocky Mountain regions with key market centers and is a leader in the gathering, processing, storage and transportation of natural gas in the U.S. ONEOK is a FORTUNE 500 company and is included in Standard & Poor's (S&P) 500 Stock Index.

For information about ONEOK, Inc., visit the website: www.oneok.com.

For the latest news about ONEOK, follow us on Twitter @ONEOKNews.

This news release contains certain "forward-looking statements" within the meaning of federal securities laws. Words such as "anticipates", "believes," "expects", "intends", "plans", "projects", "will", "would", "should", "may", and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect ONEOK's and ONEOK Partners’ current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving ONEOK and ONEOK Partners, including future financial and operating results, ONEOK's and ONEOK Partners’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including future results of operations, projected cash flow and liquidity, business strategy, expected synergies or cost savings, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this news release will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These risks and uncertainties include, without limitation, the following:

•	the ability to obtain the requisite ONEOK stockholder and ONEOK Partners unitholder approvals relating to the proposed transaction;

•
the risk that ONEOK or ONEOK Partners may be unable to obtain governmental and regulatory approvals required for the proposed transaction, if any, or required governmental and regulatory approvals, if any, may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the timing to consummate the proposed transaction;

•	the risk that cost savings, tax benefits and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

•	disruption from the transaction may make it more difficult to maintain relationships with customers, employees or suppliers;

•	the possible diversion of management time on merger-related issues;

•	the impact and outcome of pending and future litigation, including litigation, if any, relating to the proposed transaction;

•	the effects of weather and other natural phenomena, including climate change, on our operations, demand for our services and energy prices;

•
competition from other United States and foreign energy suppliers and transporters, as well as alternative forms of energy, including, but not limited to, solar power, wind power, geothermal energy and biofuels such as ethanol and biodiesel;

•	the capital intensive nature of our businesses;

•	the profitability of assets or businesses acquired or constructed by us;

•	our ability to make cost-saving changes in operations;

•	risks of marketing, trading and hedging activities, including the risks of changes in energy prices or the financial condition of our counterparties;

•	the uncertainty of estimates, including accruals and costs of environmental remediation;

•	the timing and extent of changes in energy commodity prices;

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

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the effects of changes in governmental policies and regulatory actions, including changes with respect to income and other taxes, pipeline safety, environmental compliance, climate change initiatives and authorized rates of recovery of natural gas and natural gas transportation costs;

•
the impact on drilling and production by factors beyond our control, including the demand for natural gas and crude oil; producers' desire and ability to obtain necessary permits; reserve performance; and capacity constraints on the pipelines that transport crude oil, natural gas and NGLs from producing areas and our facilities;

•	difficulties or delays experienced by trucks, railroads or pipelines in delivering products to or from our terminals or pipelines;

•	changes in demand for the use of natural gas, NGLs and crude oil because of market conditions caused by concerns about climate change;

•	conflicts of interest between ONEOK and ONEOK Partners;

•
the impact of unforeseen changes in interest rates, equity markets, inflation rates, economic recession and other external factors over which we have no control, including the effect on pension and postretirement expense and funding resulting from changes in stock and bond market returns;

•
our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared with our competitors that have less debt, or have other adverse consequences;

•	actions by rating agencies concerning the credit ratings of ONEOK and ONEOK Partners;

•
the results of administrative proceedings and litigation, regulatory actions, rule changes and receipt of expected clearances involving any local, state or federal regulatory body, including the Federal Energy Regulatory Commission (FERC), the National Transportation Safety Board, the Pipeline and Hazardous Materials Safety Administration (PHMSA), the U.S. Environmental Protection Agency (EPA) and the U.S. Commodity Futures Trading Commission (CFTC);

•	our ability to access capital at competitive rates or on terms acceptable to us;

•
risks associated with adequate supply to our gathering, processing, fractionation and pipeline facilities, including production declines that outpace new drilling or extended periods of ethane rejection;

•	the risk that material weaknesses or significant deficiencies in our internal controls over financial reporting could emerge or that minor problems could become significant;

•	the ability to market pipeline capacity on favorable terms, including the effects of:

•	future demand for and prices of natural gas, NGLs and crude oil;

•	competitive conditions in the overall energy market;

•	availability of supplies of Canadian and United States natural gas and crude oil; and

•	availability of additional storage capacity;

•	performance of contractual obligations by our customers, service providers, contractors and shippers;

•	the timely receipt of approval by applicable governmental entities for construction and operation of our pipeline and other projects and required regulatory clearances;

•
our ability to acquire all necessary permits, consents or other approvals in a timely manner, to promptly obtain all necessary materials and supplies required for construction, and to construct gathering, processing, storage, fractionation and transportation facilities without labor or contractor problems;

•	the mechanical integrity of facilities operated;

•	demand for our services in the proximity of our facilities;

•	our ability to control operating costs;

•	acts of nature, sabotage, terrorism or other similar acts that cause damage to our facilities or our suppliers' or shippers' facilities;

•	economic climate and growth in the geographic areas in which we do business;

•	the risk of a prolonged slowdown in growth or decline in the United States or international economies, including liquidity risks in United States or foreign credit markets;

•	the impact of recently issued and future accounting updates and other changes in accounting policies;

•	the possibility of future terrorist attacks or the possibility or occurrence of an outbreak of, or changes in, hostilities or changes in the political conditions in the Middle East and elsewhere;

•	the risk of increased costs for insurance premiums, security or other items as a consequence of terrorist attacks;

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

•
risks associated with pending or possible acquisitions and dispositions, including our ability to finance or integrate any such acquisitions and any regulatory delay or conditions imposed by regulatory bodies in connection with any such acquisitions and dispositions;

•	the impact of uncontracted capacity in our assets being greater or less than expected;

•	the ability to recover operating costs and amounts equivalent to income taxes, costs of property, plant and equipment and regulatory assets in our state and FERC-regulated rates;

•	the composition and quality of the natural gas and NGLs we gather and process in our plants and transport on our pipelines;

•	the efficiency of our plants in processing natural gas and extracting and fractionating NGLs;

•	the impact of potential impairment charges;

•	the risk inherent in the use of information systems in our respective businesses, implementation of new software and hardware, and the impact on the timeliness of information for financial reporting;

•	our ability to control construction costs and completion schedules of our pipelines and other projects; and

•
the ability of management to execute its plans to meet its goals and other risks inherent in our businesses that are discussed in ONEOK's and ONEOK Partners’ most recent annual reports on Form 10-K, respectively, and in other ONEOK and ONEOK Partners reports on file with the Securities and Exchange Commission (the "SEC").

These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ONEOK nor ONEOK Partners undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in the most recent reports on Form 10-K and Form 10-Q and other documents of ONEOK and ONEOK Partners on file with the SEC. ONEOK's and ONEOK Partners’ SEC filings are available publicly on the SEC's website at www.sec.gov.

Additional Information And Where To Find It

This communication is not a solicitation of any vote, approval, or proxy from any ONEOK stockholder or ONEOK Partners unitholder. In connection with the proposed transaction, ONEOK will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4, which will include a prospectus of ONEOK and a joint proxy statement of ONEOK and ONEOK Partners. Each of ONEOK and ONEOK Partners may also file other documents with the SEC regarding the proposed transaction. ONEOK and OKS will each mail the joint proxy statement/prospectus to their respective stockholders and unitholders. This document is not a substitute for any prospectus, proxy statement or any other document which ONEOK or ONEOK Partners may file with the SEC in connection with the proposed transaction. ONEOK and ONEOK Partners urge investors and their respective stockholders and unitholders to read the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction (when they become available), free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from ONEOK's website (www.oneok.com) under the tab "Investors" and then under the heading "SEC Filings." You may also obtain these documents, free of charge, from ONEOK Partners’ website (www.oneokpartners.com) under the tab "Investors" and then under the heading "SEC Filings."

Participants In The Solicitation

ONEOK, ONEOK Partners and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from ONEOK stockholders and ONEOK Partners unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of ONEOK stockholders and ONEOK Partners unitholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about ONEOK's executive officers and directors in its definitive proxy statement filed with the SEC on April 5,

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

2016. You can find information about ONEOK Partners’ executive officers and directors in its annual report on Form 10-K filed with the SEC on February 23, 2016. Additional information about ONEOK's executive officers and directors and ONEOK Partners’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from ONEOK and ONEOK Partners using the contact information above.

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

ONEOK, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
	Three Months Ended		Years Ended
	December 31,		December 31,
(Unaudited)	2016	2015	2016	2015
	(Thousands of dollars, except per share amounts)
Revenues
Commodity sales	$2,101,150	$1,456,023	$6,858,456	$6,098,343
Services	553,311	474,879	2,062,478	1,664,863
Total revenues	2,654,461	1,930,902	8,920,934	7,763,206
Cost of sales and fuel (exclusive of items shown separately below)	2,021,470	1,333,286	6,496,124	5,641,052
Operations and maintenance	179,859	163,569	668,335	605,748
Depreciation and amortization	99,310	93,379	391,585	354,620
Impairment of long-lived assets	—	83,673	—	83,673
General taxes	24,320	21,217	88,849	87,583
Gain on sale of assets	(98)	(6,239)	(9,635)	(5,629)
Operating income	329,600	242,017	1,285,676	996,159
Equity in net earnings from investments	39,249	32,095	139,690	125,300
Impairment of equity investments	—	(180,583)	—	(180,583)
Allowance for equity funds used during construction	1	461	209	2,179
Other income	183	4,166	6,091	368
Other expense	(5,214)	(1,053)	(4,059)	(4,760)
Interest expense (net of capitalized interest of $1,326, $10,564, $10,591 and $36,572, respectively)	(114,188)	(110,730)	(469,651)	(416,787)
Income before income taxes	249,631	(13,627)	957,956	521,876
Income taxes	(54,870)	(12,652)	(212,406)	(136,600)
Income from continuing operations	194,761	(26,279)	745,550	385,276
Income (loss) from discontinued operations, net of tax	(296)	(1,937)	(2,051)	(6,081)
Net income	194,465	(28,216)	743,499	379,195
Less: Net income attributable to noncontrolling interests	103,960	(53,731)	391,460	134,218
Net income attributable to ONEOK	$90,505	$25,515	$352,039	$244,977
Amounts attributable to ONEOK:
Income from continuing operations	$90,801	$27,452	$354,090	$251,058
Income (loss) from discontinued operations	(296)	(1,937)	(2,051)	(6,081)
Net income	$90,505	$25,515	$352,039	$244,977
Basic earnings per share:
Income from continuing operations	$0.43	$0.13	$1.68	$1.19
Income (loss) from discontinued operations	—	—	(0.01)	(0.02)
Net income	$0.43	$0.13	$1.67	$1.17
Diluted earnings per share:
Income from continuing operations	$0.43	$0.13	$1.67	$1.19
Income (loss) from discontinued operations	—	(0.01)	(0.01)	(0.03)
Net income	$0.43	$0.12	$1.66	$1.16
Average shares (thousands)
Basic	211,398	210,417	211,128	210,208
Diluted	213,157	210,683	212,383	210,541
Dividends declared per share of common stock	$0.615	$0.615	$2.46	$2.43

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

ONEOK, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

	December 31	December 31,
(Unaudited)	2016	2015
Assets	(Thousands of dollars)
Current assets
Cash and cash equivalents	$248,875	$97,619
Accounts receivable, net	872,430	593,979
Materials and supplies	60,912	76,696
Natural gas and natural gas liquids in storage	140,034	128,084
Commodity imbalances	60,896	38,681
Other current assets	45,986	39,946
Assets of discontinued operations	551	205
Total current assets	1,429,684	975,210
Property, plant and equipment
Property, plant and equipment	15,078,497	14,530,460
Accumulated depreciation and amortization	2,507,094	2,156,471
Net property, plant and equipment	12,571,403	12,373,989
Investments and other assets
Investments in unconsolidated affiliates	958,807	948,221
Goodwill and intangible assets	1,005,359	1,017,258
Other assets	162,998	112,598
Assets of discontinued operations	10,500	18,835
Total investments and other assets	2,137,664	2,096,912
Total assets	$16,138,751	$15,446,111

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

ONEOK, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(Continued)
	December 31,	December 31,
(Unaudited)	2016	2015
Liabilities and equity	(Thousands of dollars)
Current liabilities
Current maturities of long-term debt	$410,650	$110,650
Short-term borrowings	1,110,277	546,340
Accounts payable	874,731	615,982
Commodity imbalances	142,646	74,460
Accrued interest	112,514	129,043
Other current liabilities	166,042	132,556
Liabilities of discontinued operations	19,841	29,235
Total current liabilities	2,836,701	1,638,266
Long-term debt, excluding current maturities	7,919,996	8,323,582
Deferred credits and other liabilities
Deferred income taxes	1,623,822	1,436,715
Other deferred credits	321,846	264,248
Liabilities of discontinued operations	7,471	16,964
Total deferred credits and other liabilities	1,953,139	1,717,927
Commitments and contingencies
Equity
ONEOK shareholders’ equity:
Common stock, $0.01 par value: authorized 600,000,000 shares; issued 245,811,180 shares and outstanding 210,681,661 shares at December 31, 2016; issued 245,811,180 shares and outstanding 209,731,028 shares at December 31, 2015	2,458	2,458
Paid-in capital	1,234,314	1,378,444
Accumulated other comprehensive loss	(154,350)	(127,242)
Retained earnings	—	—
Treasury stock, at cost: 35,129,519 shares at December 31, 2016, and 36,080,152 shares at December 31, 2015	(893,677)	(917,862)
Total ONEOK shareholders’ equity	188,745	335,798
Noncontrolling interests in consolidated subsidiaries	3,240,170	3,430,538
Total equity	3,428,915	3,766,336
Total liabilities and equity	$16,138,751	$15,446,111

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

ONEOK, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS	Years Ended
	December 31,
(Unaudited)	2016	2015
	(Thousands of dollars)
Operating activities
Net income	$743,499	$379,195
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	391,585	354,620
Impairment charges	—	264,256
Equity in net earnings from investments	(139,690)	(125,300)
Distributions received from unconsolidated affiliates	144,673	122,003
Deferred income taxes	211,638	137,737
Share-based compensation expense	40,563	16,435
Pension and postretirement benefit expense, net of contributions	11,643	14,814
Allowance for equity funds used during construction	(209)	(2,179)
Gain on sale of assets	(9,635)	(5,629)
Changes in assets and liabilities:
Accounts receivable	(285,806)	157,051
Natural gas and natural gas liquids in storage	(11,950)	6,050
Accounts payable	287,632	(205,143)
Commodity imbalances, net	45,971	(4,083)
Settlement of exit activities liabilities	(19,906)	(38,536)
Accrued interest	(16,529)	24,166
Risk-management assets and liabilities	(78,136)	(32,370)
Other assets and liabilities, net	36,271	(56,107)
Cash provided by operating activities	1,351,614	1,006,980
Investing activities
Capital expenditures (less allowance for equity funds used during construction)	(624,634)	(1,188,312)
Contributions to unconsolidated affiliates	(68,275)	(27,540)
Distributions received from unconsolidated affiliates in excess of cumulative earnings	52,044	33,915
Proceeds from sale of assets	25,420	3,825
Other	—	(12,607)
Cash used in investing activities	(615,445)	(1,190,719)
Financing activities
Dividends paid	(517,601)	(509,197)
Distributions to noncontrolling interests	(549,419)	(535,825)
Borrowing (repayment) of short-term borrowings, net	563,937	(508,956)
Issuance of long-term debt, net of discounts	1,000,000	1,291,506
Debt financing costs	(2,770)	(17,515)
Repayment of long-term debt	(1,108,040)	(7,753)
Issuance of common stock	21,971	20,669
Issuance of common units, net of issuance costs	—	375,660
Other	7,130	—
Cash provided by (used in) financing activities	(584,792)	108,589
Change in cash and cash equivalents	151,377	(75,150)
Change in cash and cash equivalents included in discontinued operations	(121)	(43)
Change in cash and cash equivalents from continuing operations	151,256	(75,193)
Cash and cash equivalents at beginning of period	97,619	172,812
Cash and cash equivalents at end of period	$248,875	$97,619
Supplemental cash flow information:
Cash paid for interest, net of amounts capitalized	$461,208	$367,835
Cash paid (refunds received) for income taxes	$361	$3,324

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

ONEOK, Inc. and Subsidiaries
INFORMATION AT A GLANCE
	Three Months Ended		Years Ended
	December 31,		December 31,
(Unaudited)	2016	2015	2016	2015
	(Millions of dollars, except as noted)
Natural Gas Liquids
Operating costs	$90.9	$80.4	$327.6	$314.5
Depreciation and amortization	$41.1	$40.7	$163.3	$158.7
Equity in net earnings from investments	$13.3	$11.1	$54.5	$38.7
Adjusted EBITDA	$253.6	$279.3	$1,079.6	$972.3
NGLs transported-gathering lines (MBbl/d) (a)	744	798	770	769
NGLs fractionated (MBbl/d) (b)	579	587	586	552
NGLs transported-distribution lines (MBbl/d) (a)	520	449	508	428
Average Conway-to-Mont Belvieu OPIS price differential - ethane in ethane/propane mix ($/gallon)	$0.02	$0.02	$0.03	$0.02
Capital expenditures	$20.4	$40.7	$105.9	$226.1
(a) - Includes volumes for consolidated entities only.
(b) - Includes volumes at company-owned and third-party facilities.

Natural Gas Gathering and Processing
Operating costs	$77.2	$78.5	$285.6	$272.4
Depreciation and amortization	$45.2	$41.0	$178.5	$150.0
Equity in net earnings from investments	$2.7	$4.4	$10.7	$17.9
Adjusted EBITDA	$126.6	$97.3	$446.8	$318.6
Natural gas gathered (BBtu/d) (a)	1,995	2,094	2,034	1,932
Natural gas processed (BBtu/d) (a) (b)	1,869	1,828	1,882	1,687
NGL sales (MBbl/d) (a)	156	148	156	129
Residue natural gas sales (BBtu/d) (a)	829	927	865	853
Realized composite NGL net sales price ($/gallon) (a) (c) (d)	$0.25	$0.32	$0.23	$0.34
Realized condensate net sales price ($/Bbl) (a) (c) (e)	$42.60	$46.88	$38.31	$37.81
Realized residue natural gas net sales price ($/MMBtu) (a) (c) (e)	$2.95	$3.74	$2.80	$3.64
Average fee rate ($/MMBtu) (a)	$0.84	$0.55	$0.76	$0.44
Capital expenditures	$84.7	$195.3	$410.5	$887.9
(a) - Includes volumes for consolidated entities only.
(b) - Includes volumes at company-owned and third-party facilities.
(c) - Includes the impact of hedging activities on ONEOK Partners’ equity volumes.
(d) - Net of transportation and fractionation costs.
(e) - Net of transportation costs.

Natural Gas Pipelines
Operating costs	$30.5	$26.7	$115.6	$105.7
Depreciation and amortization	$12.1	$11.0	$46.7	$43.5
Equity in net earnings from investments	$23.2	$16.6	$74.4	$68.7
Adjusted EBITDA	$89.9	$73.9	$313.1	$275.0
Natural gas transportation capacity contracted (MDth/d) (a)	6,659	5,938	6,345	5,840
Transportation capacity contracted (a)	97%	93%	92%	92%
Capital expenditures	$24.6	$18.3	$96.3	$58.2
(a) - Includes volumes for consolidated entities only.

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

ONEOK, Inc. Stand-alone
CASH FLOW AVAILABLE FOR DIVIDENDS
	Three Months Ended		Years Ended
	December 31,		December 31,
(Unaudited)	2016	2015	2016	2015
	(Millions of dollars)
Distributions from ONEOK Partners – declared	$197.5	$197.5	$790.0	$735.3
Interest expense	(25.8)	(25.7)	(102.9)	(77.9)
Released contracts from the former energy services business	(3.8)	(7.4)	(18.8)	(34.3)
Corporate expenses, excluding certain noncash items	(2.3)	(2.1)	(12.6)	(6.9)
Equity compensation reimbursed by ONEOK Partners	6.2	5.1	26.8	27.3
Total cash flows	171.8	167.4	682.5	643.5
Capital expenditures	(0.7)	(0.8)	(2.5)	(2.2)
Cash flow available for dividends	171.1	166.6	680.0	641.3
Dividends declared	(129.4)	(129.0)	(517.6)	(510.5)
Free cash flow	$41.7	$37.6	$162.4	$130.8
Dividend coverage ratio	1.32	1.29	1.31	1.26

ONEOK, Inc. Stand-alone
RECONCILIATION OF CASH FLOW AVAILABLE FOR DIVIDENDS
AND FREE CASH FLOW TO NET INCOME
	Three Months Ended		Years Ended
	December 31,		December 31,
(Unaudited)	2016	2015	2016	2015
	(Millions of dollars)
Net income attributable to ONEOK	$90.5	$25.5	$352.0	$245.0
Depreciation and amortization	0.7	0.7	3.0	2.4
Deferred income taxes	49.4	12.7	199.6	133.0
Equity in earnings of ONEOK Partners	(174.6)	(63.3)	(680.8)	(463.7)
Distributions from ONEOK Partners - declared	197.5	197.5	790.0	735.3
Equity compensation reimbursed by ONEOK Partners	6.2	5.1	26.8	27.3
Energy services realized working capital	(3.5)	(7.7)	(17.7)	(38.7)
Other	5.6	(3.1)	9.6	2.9
Total cash flows	171.8	167.4	682.5	643.5
Capital expenditures	(0.7)	(0.8)	(2.5)	(2.2)
Cash flow available for dividends	171.1	166.6	680.0	641.3
Dividends declared	(129.4)	(129.0)	(517.6)	(510.5)
Free cash flow	$41.7	$37.6	$162.4	$130.8

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

ONEOK, Inc. and Subsidiaries
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
	Three Months Ended		Years Ended
	December 31,		December 31,
(Unaudited)	2016	2015	2016	2015
Reconciliation of Net Income to Adjusted EBITDA	(Thousands of dollars)
Net income from continuing operations	$194,761	$(26,279)	$745,550	$385,276
Add:
Interest expense, net of capitalized interest	114,188	110,730	469,651	416,787
Depreciation and amortization	99,310	93,379	391,585	354,620
Income taxes	54,870	12,652	212,406	136,600
Impairment charges	—	264,256	—	264,256
Allowance for equity funds used during construction and other	5,898	(6,365)	9,482	2,762
Adjusted EBITDA	$469,027	$448,373	$1,828,674	$1,560,301

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ONEOK Announces Higher Fourth-quarter and
Full-year 2016 Financial Results

Feb. 27, 2017

ONEOK Partners, L.P. and Subsidiaries
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
	Three Months Ended		Years Ended
	December 31,		December 31,
(Unaudited)	2016	2015	2016	2015
	(Thousands of dollars, except per unit amounts)
Reconciliation of Net Income to Adjusted EBITDA and Distributable Cash Flow
Net income	$278,603	$9,565	$1,072,264	$597,872
Interest expense, net of capitalized interest	88,450	85,044	366,789	338,911
Depreciation and amortization	98,524	92,633	388,569	352,196
Impairment charges	—	264,256	—	264,256
Income tax (benefit) expense	5,821	(936)	13,900	4,144
Allowance for equity funds used during construction and other	(879)	(314)	(1,254)	8,126
Adjusted EBITDA	470,519	450,248	1,840,268	1,565,505
Interest expense, net of capitalized interest	(88,450)	(85,044)	(366,789)	(338,911)
Maintenance capital	(46,039)	(30,534)	(112,364)	(115,631)
Equity in net earnings from investments	(39,249)	(32,095)	(139,690)	(125,300)
Distributions received from unconsolidated affiliates	47,318	38,765	196,717	155,918
Other	(4,592)	(1,535)	(5,236)	(4,845)
Distributable cash flow	$339,507	$339,805	$1,412,906	$1,136,736
Distributions to general partner	(107,198)	(107,198)	(428,792)	(408,115)
Distributable cash flow to limited partners	$232,309	$232,607	$984,114	$728,621
Distributions declared per limited partner unit	$0.79	$0.79	$3.16	$3.16
Coverage ratio	1.03	1.03	1.09	0.86
Number of units used in computation (thousands)	285,826	285,826	285,826	267,281